

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2012

Via E-Mail

Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:**   **CVR Energy, Inc.**
>   **Amended Schedule 14D-9 filed April 23, 2012**
>   **SEC File No. 005-83522**

Dear Mr. Brownstein:

We have reviewed your filing and have the following comments.

Amended Schedule 14D-9

1.   We note that the projected financial information included on page 8 has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

> Sincerely,
>
> /s/ Daniel F. Duchovny
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions